 Exhibit 99.1

LICENSE AGREEMENT

by and among

TRANSITION THERAPEUTICS IRELAND LIMITED

and

ELI LILLY and COMPANY

LICENSE AGREEMENT

This Agreement (the “Agreement”), effective as of May 5, 2015 (the “Effective Date”), is entered into by and among Transition Therapeutics Ireland Limited, an Irish company with its registered office at Arthur Cox Building, Earlsfort Terrace, Dublin 2 Ireland (hereinafter referred to as “Transition”) and Eli Lilly and Company, an Indiana corporation with a place of business at Lilly Corporate Center, Indianapolis, Indiana, 46285 (“Lilly”). Transition and Lilly may be referred to herein individually as a “Party” or collectively as the “Parties”. Reference to a Party shall be deemed to include that Party’s Affiliates.

Recitals:

A. Lilly has developed and controls certain technology, patent rights and proprietary materials related to selective androgen receptor modulator (SARM) compounds.

B. Lilly wishes to grant to Transition, and Transition wishes to receive, an exclusive license to such technology, patent rights and proprietary materials under the terms and conditions set forth in this Agreement.

Agreement:

1. DEFINITIONS

Unless specifically set forth to the contrary herein, the following terms, whether used in the singular or plural, shall have the respective meanings set forth below:

1.1 “Affiliate” means with respect to any Party, any person or entity controlling, controlled by or under common control with such Party. For purposes of this Article 1.1, “control” shall mean (a) in the case of a corporate entity, direct or indirect ownership of fifty percent (50%) or more of the stock or shares having the right to vote for the election of directors of such corporate entity and (b) in the case of an entity that is not a corporate entity, the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of such entity, whether through the ownership of voting securities, by contract or otherwise.

1.2 “Applicable Laws” shall mean all statutes, ordinances, regulations, rules or orders of any kind whatsoever of any Governmental Authority that may be in effect from time to time and applicable to the activities contemplated by this Agreement.

1.3 “Calendar Quarter” means the respective periods of three (3) consecutive calendar months ending on March 31, June 30, September 30 and December 31.

1.4 “Calendar Year” means the respective periods of twelve (12) months commencing on January 1 and ending on December 31.

1.5 “Clinical Material(s)” means Licensed Product formulated in accordance with the Specifications and applicable United States, European or Canadian laws, rules and regulations (a) for preclinical activities, and (b) for administration to subjects in clinical trials

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1.6 “Combination(s)” means a regulatory agency approved pharmaceutical product containing the Lead Compound and one or more additional active pharmaceutical ingredients as an admixture.

1.7 “Commercialization” or “Commercialize” means activities taken before and after obtaining Regulatory Approval relating specifically to the pre-launch, launch, promotion, marketing, sales force recruitment, pricing determination, manufacturing, sale and distribution of a pharmaceutical product and post-launch medical activities, including without limitation: (a) manufacturing and distribution for commercial sale; (b) strategic marketing, sales force detailing, advertising, and market and product support; (c) medical education and liaison and any phase IV clinical trials; (d) all customer support and product distribution, invoicing and sales activities; (e) all post-approval regulatory activities, including those necessary to maintain Regulatory Approvals; and (f) target product profile, pricing, formulary and reimbursement related activities including pricing and reimbursement approvals.

1.8 “Commercially Reasonable Efforts” means reasonable, good faith efforts to accomplish such objective as Transition would normally use to accomplish a similar objective of Transition under similar circumstances, it being understood and agreed that with respect to the Development or Commercialization of a Licensed Product such efforts shall be similar to those efforts and resources commonly used by Transition for a similar biological or pharmaceutical product owned by it or to which it has rights, which product is at a similar stage in its development or product life and is of similar market potential taking into account efficacy, safety, approved labeling, the competitiveness of alternative products in the marketplace, the exclusivity of the product in view of its patent protection, patent life and other proprietary position of the product, and the likelihood of Regulatory Approval given the regulatory structure involved, provided such efforts are substantially and materially consistent with industry practices and standards.

1.9 “Confidential Information” means all confidential or proprietary information of one Party or its Affiliates, regardless of its form or medium as provided to the other Party in connection with the purpose of this Agreement; provided that, Confidential Information shall not include any information that the receiving Party can show by competent evidence: (i) is already known to them at the time it is disclosed them; (ii) is or becomes generally known to the public through no act or omission of the receiving Party in violation of the terms of this Agreement; (iii) has been lawfully received by the receiving Party from a Third Party without restriction on its disclosure and without, to the knowledge of the receiving Party, a breach by such Third Party of an obligation of confidentiality to the disclosing Party; or (iv) has been independently developed by the receiving Party without use of or reference to the Confidential Information.

1.10 “Control”, “Controls” or “Controlled by” means (except as used in Article 1.1, above), with respect to any item of or right under Patents or Know-How, the ability of a Party whether through ownership, license or other right (other than pursuant to this Agreement) to grant access to, license or sublicense such item or right without violating the terms of any agreement or other arrangement with any Third Party.

1.11 “Data Exclusivity Period” means the period during which the FDA (or, in countries other than the United States, an equivalent regulatory agency) prohibits reference, without the consent of the owner of the regulatory submission materials, to the clinical and other data that is contained in such materials, and that is not published or publicly available outside of such submission.

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1.12 “Develop” or “Development” or “Developing” means research, discovery, process development, manufacturing for preclinical and clinical uses, and preclinical and clinical drug or biological development activities, including, without limitation, test method development and stability testing, toxicology, formulation, quality assurance/quality control development, statistical analysis, preclinical and clinical studies and regulatory affairs, in each case, of a Licensed Product for use in the Field, and to the extent normally undertaken during the development (as opposed to Commercialization) phase of such Licensed Product’s life cycle. Development shall exclude all Phase IV clinical trials.

1.13 “FDA” means the United States Food and Drug Administration or any successor agency thereto.

1.14 “Field” means all pharmaceutical uses for human or animal administration; except (deleted text: a specific list of bone-related indications)

1.15 “First Commercial Sale” means, with respect to any Licensed Product, the first sale to a Third Party for end use or consumption of such Licensed Product in a country after Regulatory Approval has been granted by the Regulatory Authority of such country.

1.16 “GAAP” means Generally Accepted Accounting Principles as the same may be in effect from time to time.

1.17 “Governmental Authority” shall mean any court, commission, authority, department, ministry, official or other instrumentality of, or being vested with public authority under any law of, any country, state or local authority or any political subdivision thereof, or any association of countries

1.18 “Government or Public Official” means: (i) any official, officer, employee, representative, or anyone acting in an official capacity on behalf of: (a) any government or any department or agency thereof; (b) any public international organization (such as the United Nations, the International Monetary Fund, the International Red Cross, or the World Health Organization), or any department, agency, or institution thereof; or (c) any government-owned or controlled company, institution, or other entity, including a government-owned hospital or university; (ii) any political party or party official; and (iii) any candidate for political office.

1.19 “IND” means an Investigational New Drug application in the United States or a submission for approval to conduct human clinical investigations filed with or submitted to a Regulatory Authority in conformance with the requirements of such Regulatory Authority.

1.20 “Kit(s)” means a regulatory agency approved combined package of a Lead Compound, with another active pharmaceutical ingredient(s) in a separate formulation(s) and/or delivery mechanism(s).

1.21 “Know-How” means any proprietary scientific or technical information, results and data of any type whatsoever, in any tangible or intangible form whatsoever, including databases, safety information, practices, methods, techniques, specifications, formulations, formulae, knowledge, know-how, skill, experience, test data including pharmacological, medicinal chemistry, biological, chemical, biochemical, toxicological and clinical test data, analytical and quality control data, stability data, studies and procedures, and manufacturing process and development information, results and data.

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1.22 “Lead Compound(s)” means Lilly selective androgen receptor modulator (SARM) compound LY2452473.

1.23 “Licensed Product” means any product containing the Lead Compound including Combination(s) or Kit(s) (marketed or investigational).

1.24 “Licensed Know-How” means all Know-how (excluding any published Licensed Patents) that is Controlled as of the Effective Date by Lilly and is reasonably necessary for manufacture, Development or use of the Licensed Product or Lead Compound.

1.25 “Licensed Patents” means Patents Controlled by Lilly that contain one or more claims to Licensed Products or Lead Compound including without limitation the patents and applications listed on an Exhibit A entitled “Licensed Patents” attached hereto, and including any provisionals, substitutions, divisions, continuations, continuations-in-part, reissues, renewals, registrations, confirmations, reexaminations, extensions, supplementary protection certificates and the like arising therefrom.

1.26 “Net Sales” means, with respect to a Licensed Product, the worldwide, gross amount invoiced by Transition (including its Affiliates) or any Sublicensee thereof to unrelated Third Parties, excluding any Sublicensee, for such Licensed Product, less:

(a) Trade, quantity and cash discounts allowed;

(b) Commissions, discounts, refunds, rebates, chargebacks, retroactive price adjustments, and other allowances which effectively reduce the net selling price;

(c) Actual Licensed Product returns and allowances

(d) Wholesaler inventory management fees;

(e) That portion of the sales value associated with drug delivery systems;

(f) Any tax imposed on the production, sale, delivery or use of the Licensed Product, without limitation, sales, excise or value added taxes;

(g) Allowances for distribution expenses; and

(h) Any other similar and customary deductions.

Such amounts shall be determined from the books and records of Transition, its Affiliate or its Sublicensee, maintained in accordance with U.S. generally accepted accounting principles, “GAAP”, or, in the case of Sublicensees, such similar accounting principles, consistently applied. Transition further agrees in determining such amounts, it will use its then current standard procedures and methodology, including its then current standard exchange rate methodology, for the translation of foreign currency sales into U.S. Dollars or, in the case of Sublicensees, such similar methodology, consistently applied.

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In the event that the Licensed Product is a Combination or Kit, the Net Sales of the Licensed Product, for the purposes of determining royalty payments, shall be determined by multiplying the Net Sales of the Combination or Kit (as defined in the standard Net Sales definition) by the fraction, A/(A+B) where A is the weighted average sale price of the Lead Compound when sold separately in finished form, and B is the weighted average sale price of the other product(s) sold separately in finished form.

In the event that the weighted average sale price of the Lead Compound can be determined but the weighted average sale price of the other product(s) cannot be determined, Net Sales of the Licensed Product, for purposes of determining royalty payments, shall be calculated by multiplying the Net Sales of the Combination or Kit (as defined in the standard Net Sales definition) by the fraction A/C where A is the weighted average sale price of the Lead Compound when sold separately in finished form and C is the weighted average selling price of the Combination or Kit.

In the event that the weighted average sale price of the other product(s) can be determined but the weighted average sale price of the Lead Compound cannot be determined, Net Sales of the Licensed Product, for purposes of determining royalty payments shall be calculated by multiplying the Net Sales of the Combination or Kit (as defined in the standard Net Sales definition) by the following formula: one (1) minus B/C where B is the weighted average sale price of the other product(s) when sold separately in finished form and C is the weighted average selling price of the Combination or Kit.

In the event that the weighted average sale price of both the Lead Compound and the other product(s) in the Combination or Kit cannot be determined, the Net Sales of the Licensed Product, for purposes of determining royalty payments, shall be deemed to be equal to fifty percent (50%) of the Net Sales of the Combination or Kit (as defined in the standard Net Sales definition).

The weighted average sale price for a Licensed Product or other product(s), shall be calculated once each Calendar Year and such price shall be used during all applicable royalty reporting periods for the entire following Calendar Year. When determining the weighted average sale price of a Licensed Product or other product(s), the weighted average sale price shall be calculated by dividing the sales dollars (translated into U.S. dollars) by the units of active ingredient sold during the twelve (12) months (or the number of months sold in a partial Calendar Year) of the preceding Calendar Year for the respective Licensed Product or other product(s). In the initial Calendar Year, a forecasted weighted average sale price will be used for the Licensed Product or other product(s). Any over or under payment due to a difference between forecasted and actual weighted average sale prices will be paid or credited in the first royalty payment of the following Calendar Year.

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1.27 “Patent(s)” means all patents and patent applications in any country or supranational jurisdiction including any provisionals, substitutions, divisions, continuations, continuations-in-part, reissues, renewals, registrations, confirmations, reexaminations, extensions, supplementary protection certificates and the like.

1.28 “Patent Expenses” means all out-of-pocket costs and expenses (including attorney’s fee, disbursements to agents in foreign jurisdictions, and government filing fees) incurred by Lilly to prepare, file, prosecute and maintain Licensed Patents.

1.29 “Patent Prosecution” means the responsibility and authority for (a) preparing, filing and prosecuting applications (of all types) for any Patent, (b) paying, filing and maintenance fees relating to any Patent, (c) managing any interference, opposition, re-issue, reexamination, revocation, nullification, or cancellation proceeding relating to the foregoing, (d) deciding to abandon Patent(s) and (e) settling any interference, opposition, revocation, nullification or cancellation proceeding.

1.30 “Regulatory Applications” means any and all applications that are necessary and appropriate to obtain a Regulatory Approval including, without limitation, all required documents, data and information concerning, filed or required to be filed or, otherwise submitted by Lilly or any of its Affiliates or licensees to a Regulatory Authority.

1.31 “Regulatory Approval” means all approvals from the relevant Regulatory Authority to market and sell a Licensed Product in any country (including all applicable pricing and reimbursement approvals), including approval of a BLA.

1.32 “Regulatory Authority” means any applicable government regulatory authority involved in granting approvals for the conduct of clinical trials or the manufacturing, marketing, sale, reimbursement or pricing of a Licensed Product in a country, including in the United States the FDA.

1.33 “Related Party” means, with respect to a Party, its Affiliates and Sublicensees.

1.34 “Sublicense Agreement” means any agreement entered into by Transition with a Sublicensee.

1.35 “Sublicensee” means any Third Party to which Transition grants a sublicense.

1.36 “Third Party” means an entity other than (a) Lilly and its Affiliates, and (b) Transition and its Affiliates. Third Parties cannot be debarred or disqualified by any regulatory authority

1.37 “United States” or “US” means the United States of America and its territories and possessions, including without limitation the Commonwealth of Puerto Rico and the U.S. Virgin Islands.

1.38 “Valid Claim” means a claim of an issued and unexpired Patent included within the Licensed Patents in a country which has not been revoked or held unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, which decision is not appealable or is not appealed within the time allowed for appeal, and has not been abandoned, disclaimed or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise in such country.

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2. LICENSES

2.1 License to Transition

Lilly grants to Transition an exclusive, worldwide, royalty bearing license, with the right to grant sublicenses, under the Licensed Patents and Licensed Know-How to Develop, make, have made, use, sell, offer to sell, export, import and Commercialize, Licensed Products in the Field. The grant and acceptance of these rights and licenses is subject to Transition using Commercially Reasonable Efforts Develop and Commercialize a Licensed Product in the Field.

2.2 Sublicenses

The rights and licenses granted in Article 2.1 includes the right to grant sublicenses to Third Parties provided that the terms of any Sublicense Agreements shall, in general, be subject in applicable respects to the provisions contained in this Agreement. Transition shall notify Lilly of the identity of any Sublicensee promptly on execution of a Sublicense Agreement, and subject to removing any confidential information set forth in such Sublicense Agreement, Transition shall forward to Lilly a copy of any and all Sublicense Agreements promptly upon execution of the parties thereto.

2.3 Academic Agreements

Lilly acknowledges that Transition may enter into certain agreements, material transfer agreements and research agreements with academic institutions/investigators involving the Lead Compound or Licensed Product. Lilly acknowledges that Transition may be required to fulfill its obligations under such Academic Agreements. Such obligations relate to intellectual property developed under the Academic Agreements, including the right to use the Licensed Patents for research, administration and academic purposes; publication rights; and, providing investigators with research quantities of the Lead Compound or Licensed Product and information for research purposes.

2.4 Regulatory Interactions

Transition or its designee will own the IND(s) and any future Marketing Authorization(s) globally. Transition or its designee shall oversee, monitor and manage all regulatory interactions, communications and filings with, and submissions to Regulatory Authorities with respect to the Product(s). Transition or its designee has final decision making authority regarding all regulatory activities, including the regulatory and labeling strategy and the content of submissions.

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3. TECHNOLOGY TRANSFER

3.1 Transfer of Licensed Know-How and Clinical Materials

Lilly will promptly after the Effective Date transfer to Transition all Licensed Know-How, Clinical Materials, Lead Compound, Licensed Product and other information reasonably necessary for Transition to Develop, manufacture, and Commercialize the Licensed Product, including without limitation, the items listed on Exhibit B entitled “Transfer of Material and Information”, research, preclinical and clinical reports and/or data, pharmacology and toxicology reports, assays, its inventory of active pharmaceutical ingredient, drug product, placebo, standards, manufacturing materials and processes/documentation and regulatory materials and correspondence. Such information and Lead Product is to be provided “as is”. All such transfers of clinical data, or documents including clinical data, will be done in a secure manner using either encrypted media or encrypted transfer technology, or, if paper, utilizing secure courier or tracked delivery processes, as agreed to by the Parties.

3.2 Transfer and Assignment of Regulatory Applications

Lilly will provide a copy to Transition, of any and all Regulatory Applications, including without limitation INDs, for the Development of the Lead Compound as a single agent or a combination therapy in the Field. Lilly may redact information in Regulatory Applications that relates solely to agents that are combined with Licensed Products. Lilly also grants Transition access to, use of, and permission to reference, in connection with Licensed Products, any Regulatory Applications that relate to the Lead Compound, including without limitation any INDs. Lilly agrees to execute and deliver any letter or other documents to any Regulatory Authority in order to secure Transition’s rights hereto and to perform such other actions reasonably required by a Regulatory Authority to secure such reference by Transition to Lilly’s Regulatory Applications.

3.3 Technology Transfer Assistance

Lilly will provide up to one hundred (100) hours of such consultation or other technical assistance without charge to Transition, as Transition may reasonably request for Transition to assume the manufacture, Development, and Commercialization of the Licensed Product. Lilly will perform such one hundred (100) hours of consultation from Global Regulatory Affairs, Global Patient Safety, CM&C and toxicology groups for up to 6 months after the Effective Date.

4. DEVELOPMENT COMMITTEE

4.1 Development Committee

The Parties shall establish a Development Committee, “DC”, to provide a forum for Lilly to receive executive level updates regarding Development and Commercialization by Transition of Licensed Products. The DC shall consist of an equal number of representatives from each Party provided there are at least two (2) representatives from each Party. Each Party shall notify the other of its representatives to the DC within thirty (30) days of the Effective Date. Each Party shall have the right at any time to substitute individuals, on a permanent or temporary basis, for any of its previously designated representatives to the DC, by giving written notice to the other Party. One of Transition’s representatives shall be designated by Transition as the Chair. The chair shall have the responsibility to call meetings, circulate meeting agendas, draft minutes for each DC meeting and circulate such minutes either in writing or electronically for both Parties’ approval.

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4.2 DC Meetings

DC meetings shall be held at least annually or as mutually agreed by the Parties. A DC meeting may be held by face-to-face, audio, video or other electronic means with the consent of each Party. Each Party shall be responsible for all of its own expenses of participating in the DC meetings.

5. PAYMENTS

5.1 Upfront Payments

In consider of the rights granted by Lilly to Transition hereunder, Transition will pay Lilly five hundred thousand dollars ($500,000.00) within fifteen (15) days of the Effective Date.

5.2 Milestone Payments

Within thirty (30) days of successfully achieving the following milestones for a Licensed Product, Transition will make the following non-refundable payments to Lilly. For clarification, each milestone will be payable only once upon the first time each event occurs and all amounts are in U.S. dollars. The milestones will remain unchanged regardless of whether or not the Licensed Product is a stand-alone product, Combination or Kit.

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Milestone for Licensed Product	Milestone Payment
First patient enrolled in a Transition clinical trial with the Lead Compound	$500,000.00

(deleted text: a series of commercial milestone payments totaling $100,000,000)

5.3 Royalties

Transition will pay Lilly a (deleted text: a specific mid-single digit royalty rate) royalty on annual worldwide Net Sales of Licensed Products in the Field.

5.4 Royalty Payments

Royalty obligations in respect to Articles 5.3 shall commence on the date of the First Commercial Sale of Licensed Product, and expire, on a country by country basis, on the latest of the following dates:

(a) the tenth (10th) anniversary of the date of First Commercial Sale of the Licensed Product in such country;

(b) the expiration in such country of the last-to-expire Licensed Patent having a Valid Claim covering the manufacture, use or sale of the Licensed Product as Commercialized in such country;

(c) the expiration of any Data Exclusivity Period for the Licensed Product in such country.

If, on a country by country basis, during any Calendar Year, generic versions of the Licensed Product have a market share within that country (based upon unit volume of all dosages and other presentations combined as shown by IMS data or other reputable organization) of at least (deleted text: specific rate), the Net Sales for that country for purposes of calculating the royalty due hereunder shall be reduced by (deleted text: specific rate).

5.5 Reports; Payment of Royalty

During the Term, following the First Commercial Sale of a Licensed Product by Transition, Transition shall furnish to Lilly a quarterly written report for the Calendar Quarter showing the Net Sales of Licensed Products subject to royalty payments sold by Transition and its Related Parties on a country-by-country basis and broken down between Transition and any Sublicensees during the reporting period and the royalties payable under this Agreement. Reports shall be due on the sixtieth (60th) day following the close of each Calendar Quarter. Royalties shown to have accrued by each royalty report shall be due and payable on the date such royalty report is due. Transition shall keep complete and accurate records in sufficient detail to enable the royalties payable hereunder to be determined. Transition, using reasonable efforts, shall provide Lilly with a high-level sales forecast for the subsequent eight (8) quarters.

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5.6 Financial Audits

Transition will keep and maintain (and to the extent applicable, will cause its Affiliates, and their respective Sublicensees, distributors, assignees and transferees to keep and maintain) proper and complete records and books of account in such form and detail as is necessary for the determination of the amounts payable by Transition (on behalf of itself and its Affiliates and their respective Sublicensees, distributors, assignees and transferees) to Lilly under this Agreement and for the purposes of this Agreement.

Upon the written request of Lilly and not more than once in each Calendar Year, Transition shall permit an independent certified public accounting firm of nationally recognized standing selected by Lilly and reasonably acceptable to Transition, at Lilly’s expense, to have access during normal business hours to such of the records of Transition as may be reasonably necessary to verify the accuracy of the royalty reports hereunder for any Calendar Year ending not more than thirty-six (36) months prior to the date of such request. Any given period may not be audited more than once. Lilly may consider in good faith, at its sole discretion and choice, the use of Transition's then current external auditor to perform such audit. The accounting firm shall disclose to Lilly and Transition only whether the royalty reports are correct or incorrect and the specific details concerning any discrepancies. No other information shall be provided to Lilly. This right to audit shall remain in effect throughout the Term of this Agreement and for a period of two (2) years after the termination of this Agreement.

If such accounting firm identifies a discrepancy made during such period, Transition shall pay Lilly the amount of the discrepancy within sixty (60) days of the date Lilly delivers to Transition such accounting firm’s written report so concluding, or as otherwise agreed upon by the Parties. The fees charged by such accounting firm shall be paid by Lilly unless the underpayment exceeded the greater of A) five percent (5%) of the amount owed by Transition to Lilly for such Calendar Year or B) $100,000, in which case, the expense of the audit shall be borne by Transition. Transition shall pay interest on any underpayment as the rate set forth in Article 5.8.

Transition shall include in each sublicense granted by it pursuant to this Agreement a provision requiring the Sublicensee to make reports to Lilly, to keep and maintain records of sales made pursuant to such sublicense and to grant access to such records by Lilly’s independent accountant to the same extent required of Transition under this Agreement.

The Parties shall treat all financial information subject to review in accordance with the confidentiality and non-use provisions of this Agreement, and shall cause their accounting firms to enter into an acceptable confidentiality agreement obligating them to retain all such information in confidence pursuant to such confidentiality agreement.

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5.7 Payment Method

All payments to be made by Transition to Lilly under this Agreement shall be made in United States dollars by bank wire transfer in immediately available funds to a bank account designated in writing by Lilly.

5.8 Late Payment

All late payments under the Agreement shall bear interest at the rate of 3m Libor as of the date such payment was due, taken from a widely accepted source of published interest rates, plus +8.0 percentage points, until the date such payment is made.

5.9 Tax Withholding

If laws, rules or regulations require Transition to withhold income taxes or other taxes imposed upon payments due hereunder, Transition shall make such withholding payments as required and subtract such withholding payments from the payments due. Transition shall submit original receipts or other appropriate proof of payment of the withholding taxes to Lilly within a reasonable period of time to allow Lilly to document such tax withholdings for purposes of claiming foreign tax credits and similar benefits and shall cooperate with reasonable requests of Lilly (without acting to the detriment of Transition) related to Lilly obtaining such credits and benefits.

6. CONFIDENTIALITY; PUBLICATION

6.1 Nondisclosure Obligation

Except as provided in this Article 6.1, all Confidential Information disclosed by one Party to the other Party hereunder shall be maintained in confidence by the receiving Party and shall not be disclosed to any Third Party or used for any purpose except as set forth herein without the prior written consent of the disclosing Party, until five (5) years following the Term of this Agreement

Each Party may disclose Confidential Information of the other Party, without such other Party's prior written consent, to its Affiliates' directors, employees, agents, consultants, Sublicensees, subcontractors, suppliers, and other persons or entities who: (a) need to know such Confidential Information to assist the Party in fulfilling its obligations hereunder; and (b) are bound by written confidentiality and non-use obligations consistent with those the Party uses to protect its own Confidential Information.

Each Party shall promptly disclose to the other Party any breach of this provision by it, or its Affiliates, directors, officers, employees, agents, consultants, Sublicensees, subcontractors, suppliers, or other persons or entities permitted hereunder.

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Each Party may also disclose the Confidential Information of the other Party, without such other Party's prior written consent, to any person, entity, or government or regulatory agency to the extent that the law requires such disclosure, including filings pursuant to applicable securities or tax laws and regulations. The Party disclosing such Confidential Information shall provide prior notice of such intended disclosure and cooperate with the other Party and take such actions to preserve the confidentiality of such Confidential Information, such as requesting confidential treatment. In addition, Transition may also disclose Lilly’s Confidential Information, without Lilly’s prior written consent, (a) to any person, entity, or government or Regulatory Authority to the extent that such disclosure is necessary for obtaining, maintaining, or amending any Regulatory Approvals or satisfying any other regulatory obligation regarding Licensed Products, or, (b) in connection with the Development or Commercialization of Licensed Products including under a confidentiality agreement to actual or potential Sublicensees, permitted assignees or Third Parties. Each Party may also disclose the Confidential Information of the other Party, without such other Party's prior written consent, pursuant to an order of a regulatory agency or court of competent jurisdiction, provided that it promptly notifies the other Party of the required disclosure and cooperates with the other Party in order to provide such Party an opportunity to take legal action to prevent or limit such disclosure and, if asked, reasonably assist the other Party in pursuing such action.

Each Party may also disclose the Confidential Information of the other Party, without such other Party's prior written consent, as is necessary to pursue or defend against a legal or regulatory action by one Party against the other with respect to this Agreement. A Party disclosing the other Party's Confidential Information, pursuant to this exception, will promptly disclose to the other Party the Confidential Information to be disclosed and shall use reasonable efforts to minimize the disclosure of the other Party's Confidential Information, including, without limitation, by seeking to file pleadings under seal.

Publicity

Within ten (10) days of the Effective Date, the Parties shall issue a mutually acceptable press release announcing the execution of this Agreement. Transition may issue any subsequent press release relating to the Development or Commercialization of Licensed Products without the prior approval of Lilly.

7. REPRESENTATIONS AND WARRANTIES

7.1 Representations and Warranties of Transition

Transition represents and warrants to Lilly that as of the Effective Date:

(a) it has the full right, power and authority to enter into this Agreement, and the fulfillment of its obligations and performance of its activities hereunder do not materially conflict with, violate, or breach or constitute a default under any material contractual obligation or court or administrative order by which Transition is bound; and

(b) all necessary consents, approvals and authorizations of all government authorities and other persons required to be obtained by Transition as of the Effective Date in connection with the execution, delivery and performance of this Agreement have been obtained.

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7.2 Representations and Warranties of Lilly

Lilly represents and warrants to Transition that as of the Effective Date:

(a) it has the full right, power and authority to enter into this Agreement, to grant the rights and licenses granted under Articles 2 and 3, and the fulfillment of its obligations and performance of its activities hereunder do not materially conflict with, violate, or breach or constitute a default under any material contractual obligation or court or administrative order by which Lilly is bound;

(b) to the knowledge of Lilly, there are no legal claims, judgments or settlements against or owed by Lilly or pending legal claims or litigation, in each case relating to the Licensed Patents;

(c) all necessary consents, approvals and authorizations of all government authorities and other persons required to be obtained by Lilly as of the Effective Date in connection with the execution, delivery and performance of this Agreement have been obtained;

(d) Lilly does not have any current knowledge that would cause any of its representations or warranties to Transition to be incorrect or untrue;

(e) it is the owner or exclusive licensee of or otherwise Controls the right, title and interest in and to the Licensed Patents and related Licensed Know-How, and has the right to grant to Transition the licenses that it purports to grant hereunder and has not granted any Third Party rights that would interfere or be inconsistent with Transition’s rights hereunder;

(f) the Licensed Patents and Licensed Know-How are not subject to any existing royalty or other payment obligations to any Third Party;

(g) it is not aware of any other Patents, Know-How, or other intellectual property right, other than that which is licensed hereunder to Transition, which the Development, manufacture, use, sale and/or Commercialization of Products as contemplated hereunder would infringe;

(h) as of the Effective Date, any issued Licensed Patents are valid and enforceable and it is not aware of any action, suit, inquiry, investigation or other proceeding threatened, pending, or ongoing brought by any Third Party that challenges or threatens the validity or enforceability of any of the Licensed Patents or that alleges the use of the Licensed Patents or the related Licensed Know-How or the development, manufacture, commercialization and use of the Lead Compound or Licensed Products would infringe or misappropriate the intellectual property or intellectual property rights of any Third Party (and it has not received any notice alleging such an infringement or misappropriation). In the event that Lilly becomes aware of any such action or proceeding, it shall immediately notify Transition in writing; and

(i) it has disclosed to Transition a complete and accurate record of all material information and data relating to the results of all pre-clinical and clinical studies on Licensed Products, in particular the Lead Compound, conducted by or on behalf of Lilly including, without limitation, the status and interim results of all ongoing clinical and preclinical studies, and the clinical development and Regulatory Application and Regulatory Approval activities undertaken to date, and all such information and data is complete and accurate in all material respects.

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7.3 No Other Representations or Warranties

EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, OR NON-MISAPPROPRIATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, ARE MADE OR GIVEN BY OR ON BEHALF OF A PARTY. ALL REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE HEREBY EXPRESSLY EXCLUDED.

8. INDEMNIFICATION

8.1 By Lilly

Lilly agrees to indemnify and hold harmless Transition, its Affiliates, and their directors, officers, employees and agents (individually and collectively, the “Transition Indemnitee(s)”) from and against all losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) incurred in connection with any claims, demands, actions or other proceedings by any Third Party (individually and collectively, “Losses”) to the extent arising from the negligence, illegal conduct or willful misconduct of Lilly, or Lilly’s material breach of this Agreement, except to the extent such Losses arise out of any of Transition Indemnitee’s negligence, illegal conduct or willful misconduct or breach of this Agreement.

8.2 By Transition

Transition agrees to indemnify and hold harmless Lilly, its Affiliates, and their directors, officers, employees and agents (individually and collectively, the “Lilly Indemnitee(s)”) from and against all Losses first arising after the Effective Date to the extent arising from (a) the Development, manufacture, use, Commercialization or sale of Licensed Products by Transition, or any of its Related Parties, (b) the use of Licensed Products manufactured or sold by Transition or any of its Related Parties by any purchasers thereof, including without limitation any product liability claim, (c) the negligence, illegal conduct or willful misconduct of Transition in the performance of this Agreement, or (d) Transition’s material breach of this Agreement, except to the extent such Losses arise out of any of Lilly Indemnitee’s negligence, illegal conduct or willful misconduct or breach of this Agreement.

8.3 Defined Indemnification Terms

Either the Lilly Indemnitee or the Transition Indemnitee shall be an “Indemnitee” for the purpose of this Article 8, and the Party that is obligated to indemnify the Indemnitee under Article 8.1 or Article 8.2 shall be the “Indemnifying Party”.

8.4 Defense

If any such claims, demands, actions or other proceedings are made, the Indemnitee shall be defended at the Indemnifying Party’s sole expense by counsel selected by Indemnifying Party and reasonably acceptable to the Indemnitee, provided that the Indemnitee may, at its own expense, also be represented by counsel of its own choosing. The Indemnifying Party shall have the sole right to control the defense of any such claim, demand, action or other proceeding subject to the terms of this Article 8.

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8.5 Settlement

The Indemnifying Party may settle any such claim, demand, action or other proceeding or otherwise consent to an adverse judgment (a) with prior written notice to the Indemnitee but without the consent of the Indemnitee where the only liability to the Indemnitee is the payment of money and the Indemnifying Party makes such payment, or (b) in all other cases, only with the prior written consent of the Indemnitee, such consent not to be unreasonably withheld.

8.6 Notice

The Indemnitee shall notify the Indemnifying Party promptly of any claim, demand, action or other proceeding under Article 8.1 or Article 8.2 and shall reasonably cooperate with all reasonable requests of the Indemnifying Party with respect thereto.

8.7 Permission by Indemnifying Party

The Indemnitee may not settle any such claim, demand, action or other proceeding or otherwise consent to an adverse judgment in any such action or other proceeding or make any admission as to liability or fault without the express written permission of the Indemnifying Party.

8.8 Limitation of Liability

NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS ARTICLE 8.8 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER ARTICLE 8, OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS IN ARTICLE 6.

9. INVENTIONS; PATENT PROVISIONS

9.1 Patent Filing, Prosecution and Maintenance

Lilly shall have sole-decision-making authority for all actions relating to Licensed Patents. Actions relating to Licensed Patents include without limitation Patent Prosecution, defense, listing in regulatory publications (such as the FDA Orange Book and any foreign equivalent), patent term extension, abandonment, maintenance and enforcement. Lilly shall establish an overall strategy for the filing, prosecution and maintenance of the Licensed Patents. The primary objective of such strategy shall be to provide patent exclusivity for the Licensed Products and uses thereof in the major pharmaceutical markets. Lilly shall keep Transition informed of the status of all actions taken with respect to the Licensed Patents, in particular, Lilly shall (a) regularly and promptly provide Transition with copies of all Licensed Patents and other material submissions and correspondence with government agencies concerning such Patents, in sufficient time to allow for review and comment by Transition and (b) provide Transition and its patent counsel with an opportunity to consult with Lilly and its patent counsel regarding the filing and contents of any such application, amendment, submission or response, and the advice and suggestions of Transition and its patent counsel shall be taken into consideration in good faith by Lilly and its patent counsel.

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9.2 Patent and Trademark Oppositions

Transition shall decide whether and how to participate in Patent oppositions and undertake activities intended to invalidate Third Party Patents or trademarks when necessary.

9.3 Costs of Patent Prosecution

On a Patent-by-Patent basis, Transition shall pay a pro rata share of all Patent Expenses incurred with respect to Licensed Patents based on the number of licenses Lilly has granted to the applicable Licensed Patent (e.g., if Lilly has granted two (2) licenses to a Licensed Patent in a country, Transition will pay fifty percent (50%) of the associated Patent Expenses with respect to such Patent in such country; If Lilly has granted three (3) licenses to a Licensed Patent in a country, Transition will pay thirty-three and one-third percent (33.33%) of the associated Patent Expenses with respect to such Patent in such country). Transition shall pay such pro rata share of Patent Expenses within thirty (30) days after the date of any invoice therefor from Lilly. Lilly shall instruct its patent attorney to provide Transition with a list of all Licensed Patents and current status of each patent and patent application upon request of Transition.

9.4 Abandoned Patents

Lilly may in its sole discretion elect to discontinue Patent Prosecution in any country on a Patent-by-Patent basis. Lilly shall give prompt notice to Transition if it declines to pay costs for the filing, prosecution or maintenance of a Licensed Patent in any country, and in such case, Transition shall have the right to file, prosecute or maintain such Licensed Patent at its own expense. If Transition decides to file, prosecute or maintain such Licensed Patent, Lilly shall promptly deliver to Transition copies of all necessary files related to the Licensed Patent with respect to which responsibility has been transferred and shall take all actions and execute all documents reasonably necessary for Transition to assume such responsibility and shall promptly assign such Licensed Patent to Transition. As of the date of the notice, such Licensed Patent shall no longer be included in the Licensed Patents, as applicable, under this Agreement or be included in this Agreement.

9.5 Notice

Each Party shall promptly provide written notice to the other Party reasonably detailing any known or alleged infringement of any Licensed Patent or if it receives notice by an ANDA applicant of a certification under 21 USC 355(b)(2)(a) or 355(j)(2)(A)(vii) with respect to any Licensed Patent.

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9.6 Enforcement of Intellectual Property Rights

Transition or any of its Affiliates or Sublicensees shall have the right to institute and direct legal proceedings against any Third Party believed to be infringing or misappropriating or otherwise violating a Licensed Patent or Licensed Know-How or Confidential Information covering the Lead Compound or Licensed Products. If Transition or any of its Affiliates or Sublicensees does not abate such violation of intellectual property rights, including commencement of a lawsuit against the accused person if necessary, within sixty (60) days after receiving notice of such infringement of such Licensed Patent or violation of such Know-How or Confidential Information, then Lilly shall be entitled (but shall not be obligated) to take all actions reasonably necessary to abate such violation, including commencement of a lawsuit against the accused person if necessary; provided, however, Lilly shall consult in advance with Transition regarding such action. The primary objective of any patent enforcement action shall be to preserve exclusivity for the Licensed Product and uses thereof in the major pharmaceutical markets. All amounts recovered from enforcement of any such rights by an enforcing Party relating to the intellectual property licensed under this Agreement shall be first used to reimburse each Party’s costs and expenses incurred in connection with such action, and any remainder of such recovery shall be deemed “Net Sales” of Transition and Transition shall pay Lilly a royalty under Article 5.3, provided that in the event that the recovery shall be in the form of reasonable royalties, then the recovery shall be split (deleted text: specific rate) of the amount of such royalties to Transition and (deleted text: specific rate) of the amount of such royalties to Lilly. The Parties shall keep each other informed of the status of and of their respective activities regarding any enforcement action pursuant to this Article 9.6.

9.7 Cooperation in Enforcement Proceedings

For any action by a Party pursuant to Article 9.6, in the event that such Party is unable to initiate or prosecute such action solely in its own name, the other Party will join such action voluntarily and will execute all documents necessary for such Party to initiate, prosecute and maintain such action. If either Party initiates an enforcement action pursuant to Article 9.6, then the other Party shall cooperate to the extent reasonably necessary and at the first Parties’ sole expense (except for the expenses of the non-controlling Party’s counsel, if any). Upon the reasonable request of the Party instituting any such action, such other Party shall join the suit and can be represented in any such legal proceedings using counsel of its own choice. Each Party shall assert and not waive the joint defense privilege with respect to all communications between the Parties reasonably the subject thereof.

9.8 Defense

(a) Each Party shall notify the other in writing of any allegations it receives from a Third Party that the manufacture, production, use, development, sale or distribution of any Licensed Product or any technology or intellectual property licensed under this Agreement infringes the intellectual property rights of such Third Party. Such notice shall be provided promptly, but in no event after more than fifteen (15) business days, following receipt of such allegations.

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(b) In the event that a Party receives notice that it or any of its Affiliates have been individually named as a defendant in a legal proceeding by a Third Party alleging infringement of a Third Party’s Patents or other intellectual property right as a result of the manufacture, production, use, development, sale or distribution of Licensed Products or any technology or intellectual property licensed under this Agreement, such Party shall immediately notify the other Party in writing and in no event notify such other Party later than ten (10) business days after the receipt of such notice. Such written notice shall include a copy of any summons or complaint (or the equivalent thereof) received regarding the foregoing. Each Party shall assert and not waive the joint

(c) defense privilege with respect to all communications between the Parties reasonably the subject thereof. In such event, the Parties shall agree how best to mitigate or control the defense of any such legal proceeding; provided however, Transition or any of its Affiliates or Sublicensees shall assume the primary responsibility for the conduct of the defense of any such claim at its expense. Lilly shall have the right, but not the obligation, to participate and be separately represented in any such suit at its sole option and at its own expense. Lilly shall reasonably cooperate with Transition or any of its Affiliates or Sublicensees. If a Party or any of its Affiliates have been individually named as a defendant in a legal proceeding relating to the alleged infringement of a Third Party’s Patents or other intellectual property right as a result of the manufacture, production, use, development, sale or distribution of Licensed Products, the other Party shall be allowed to join in such action, at its own expense.

(d) The Parties shall keep each other informed of the status of and of their respective activities regarding any infringement litigation initiated by a Third Party concerning the manufacture, production, use, development, sale or distribution of Licensed Products or settlement thereof; provided, however, that no settlement or consent judgment or other voluntary final disposition of a suit under this Article 9.8 may be undertaken by a Party without the consent of the other Party which consent shall not be unreasonably withheld or delayed.

10. TERM AND TERMINATION

10.1 Term and Expiration

This Agreement shall be effective as of the Effective Date and unless terminated earlier pursuant to Articles 10.2, 10.3 or 10.4, this Agreement shall continue in effect until the expiration of all payment obligations hereunder (the “Term”). Upon the natural expiration of this Agreement contemplated in this Article 10.1, Lilly’s licenses granted under this Agreement shall become fully paid-up, exclusive, and perpetual licenses.

10.2 Termination On Mutual Agreement

This Agreement may be terminated on mutual agreement of the Parties.

10.3 Unilateral Termination by Transition

Transition shall have the right to terminate this Agreement, in its entirety on a worldwide basis, in its sole discretion by giving thirty (30) days advance written notice to Lilly.

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10.4 Termination for Cause

This Agreement may be terminated at any time during the Term upon written notice by either Party if the other Party is in material breach of its obligations under this Agreement and has not cured such breach within ninety (90) days after receiving written notice requesting cure of the breach.

10.5 Termination for Bankruptcy

Either Party will have the right to terminate this Agreement in the event of a general assignment for the benefit of creditors, or if proceedings of a case are commenced in any court of competent jurisdiction by or against such party seeking (a) such Party’s reorganization, liquidation, dissolution, arrangement or winding up, or the composition or readjustment of its debts, (b) the appointment of a receiver or trustee for or over such Party’s property, or (c) similar relief in respect of such Party under any law relating to bankruptcy, insolvency, reorganization, winding up or composition or adjustment of debt, and such proceedings shall continue undismissed, or an order with respect to the foregoing shall be entered and continue unabated, for a period of more than sixty (60) days.

10.6 Effect of Termination

(a) Upon termination of this Agreement:

A.	all rights and licenses granted by Lilly to Transition hereunder shall terminate;

B.	Transition shall return to Lilly all Confidential Information of Lilly then in Transition’s possession;

C.	All activities underway at the time of termination shall terminate as soon as possible except that Transition will continue to be responsible for any pre-clinical or clinical studies to the extent that Transition’s then current ethical guidelines would require Transition to complete such studies. All costs of continuing trials for ethical reasons or winding down activities shall continue to be borne by Transition until completion of such activities. For the sake of clarity the costs of winding down activities shall include any incurred costs or otherwise unavoidable wind down costs that would otherwise have been payable by Transition. For the sake of clarity the costs of continuing trials for ethical reasons shall be the costs, if any, to continue treatment of current patients under treatment in the trial in accordance with Transition’s ethical guidelines.

(b) If either Party has the right to terminate this Agreement under Article 10.4, it may at its sole option, elect either to (i) terminate this Agreement and pursue any legal or equitable remedy available to it or (ii) maintain the Agreement in effect and pursue any legal or equitable remedy available to it.

10.7 Survival

The following provisions shall survive the termination or expiration of this Agreement for any reason: Articles 1, 5.1 to 5.6 (to the extent payments have accrued prior to termination), 6, 7, 8, 10, 11, and 12.

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11. DISPUTE RESOLUTION

11.1 Disputes

The Parties recognize that disputes as to certain matters may from time to time arise which relate to either Party’s rights and obligations hereunder.  It is the objective of the Parties to establish procedures to facilitate the resolution of such disputes in an expedient manner by mutual cooperation and without resort to litigation.  To accomplish this objective, the Parties agree to follow the procedures set forth in Article 11.2 if and when such a dispute arises between the Parties.

11.2 Mediation Procedures

If any dispute, controversy or claim arises between the Parties that cannot be resolved the Parties agree to attempt to resolve such dispute, controversy or claim (except as to any issue relating to intellectual property) by non-binding mediation administered by the American Arbitration Association (“AAA”) in accordance with its commercial mediation rules.  Unless otherwise agreed by the Parties, the mediation shall be held in New York, New York and shall be attended by the Chief Executive Officer of Transition or designee and the Chief Executive Officer of Lilly or designee.  The mediation shall be held on a mutually agreeable date which shall not be later than thirty (30) days following any Party’s request for mediation. The fees of the mediator shall be shared equally by the Parties.

12. MISCELLANEOUS

12.1 Compliance with Anti-Corruption Laws.

(a)   In connection with this Agreement, Transition has complied and will comply with all applicable local, national, and international laws, regulations, and industry codes dealing with government procurement, conflicts of interest, corruption or bribery, including, if applicable, the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), as amended, and any laws enacted to implement the Organisation of Economic Cooperation and Development (“OECD”) Convention on Combating Bribery of Foreign Officials in International Business Transactions.

(b) In connection with this Agreement, Transition has not made, offered, given, promised to give, or authorized, and will not make, offer, give, promise to give, or authorize, any bribe, kickback, payment or transfer of anything of value, directly or indirectly, to any person or to any Government or Public Official for the purpose of:  (i) improperly influencing any act or decision of the person or Government or Public Official; (ii) inducing the person or Government or Public Official to do or omit to do an act in violation of a lawful or otherwise required duty; (iii) securing any improper advantage; or (iv) inducing the person or Government or Public Official to improperly influence the act or decision of any organization, including any government or government instrumentality, in order to assist Transition or Lilly in obtaining or retaining business.

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12.2 Force Majeure

Neither Party shall be held liable to the other Party nor be deemed to have defaulted under or breached this Agreement for failure or delay in performing any obligation under this Agreement to the extent such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party including, but not limited to, embargoes, war, acts of war (whether war be declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances, fire, floods, or other acts of God, or acts, omissions or delays in acting by any governmental authority. The affected Party shall notify the other Party of such force majeure circumstances as soon as reasonably practical, and shall promptly undertake all reasonable efforts necessary to cure such force majeure circumstances.

12.3 Assignment

Neither Party may assign its rights and obligations under this Agreement without the prior written consent of the other Party such consent not to unreasonably withheld, provided that (a) either Party may assign its rights and obligations under this Agreement to (i) its Affiliates, (ii) as part of a sale of all or substantially all of its assets or all of its assets to which this Agreement relates to a Third Party, or (iii) as part of a merger with, sale of stock to, or other consolidation, amalgamation or reorganization, and (b) Transition may assign rights to a financing entity, and in each of the foregoing cases without such consent from the other Party.

12.4 Severability

If any one or more of the provisions contained in this Agreement is held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties. The Parties shall in such an instance use their best efforts to replace the invalid, illegal or unenforceable provision(s) with valid, legal and enforceable provision(s) which, insofar as practical, implement the purposes of this Agreement.

12.5 Notices

All notices which are required or permitted hereunder shall be in writing and sufficient if delivered personally, sent by facsimile (and promptly confirmed by personal delivery, registered or certified mail or overnight courier), sent by nationally-recognized overnight courier or sent by registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

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if to Transition, to:	Tony Cruz
Director
Transition Therapeutics Ireland Limited
c/o 101 College Street, Suite 220
Toronto, Ontario, Canada
M5G 1L7

(deleted text: specific fax number)

with copy to:	Carl Damiani
Director
Transition Therapeutics Ireland Limited
c/o 101 College Street, Suite 220
Toronto, Ontario, Canada
M5G 1L7

(deleted text: specific fax number)

if to Lilly, to:	Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
Attn: Office of Alliance Management

(deleted text: specific fax number)

with copy to:	Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285
Attn: General Patent Counsel

(deleted text: specific fax number)

or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice shall be deemed to have been given: (a) when delivered if personally delivered or sent by facsimile on a business day (provided that if given by facsimile, the transmitting Party received confirmation of complete transmission); (b) on the business day after dispatch if sent by nationally-recognized overnight courier; or (c) on the fifth business day following the date of mailing if sent by mail.

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12.6 Applicable Law and Litigation

This Agreement shall be governed by and construed in accordance with the laws of the State of New York without reference to any rules of conflict of laws.

12.7 Entire Agreement; Amendments

The Agreement contains the entire understanding of the Parties with respect to the rights and licenses granted hereunder. All express or implied agreements and understandings, either oral or written, with regard to the rights and licenses granted hereunder are superseded by the terms of this Agreement. The Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by authorized representatives of both Parties hereto.

12.8 Headings

The captions to the several Articles hereof are not a part of the Agreement, but are merely for convenience to assist in locating and reading the several Articles and Articles of this Agreement.

12.9 Independent Contractors

It is expressly agreed that Transition and Lilly shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither Transition nor Lilly shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior written consent of the other Party.

12.10 Waiver

The waiver by either Party of any right hereunder, or the failure of the other Party to perform, or a breach by the other Party, shall not be deemed a waiver of any other right hereunder or of any other breach or failure by such other Party whether of a similar nature or otherwise.

12.11 Cumulative Remedies

No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.

12.12 Waiver of Rule of Construction

Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, the rule of construction that any ambiguity in this Agreement shall be construed against the drafting Party shall not apply.

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12.13 Construction

Except where the context otherwise requires, wherever used, the singular will include the plural, the plural the singular, the use of any gender will be applicable to all genders. The captions of this Agreement are for convenience of reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision contained in this Agreement. The term “including” as used herein means including, without limiting the generality of any description that precedes such term. References to “Article” or “Articles” are references to the numbered Articles of this Agreement, unless expressly stated otherwise.

12.14 Use of Third Parties

It is understood that when Transition engages any Third Party to manufacture, supply, distribute, promote, import or export any Licensed Product, that engagement may require a limited license or limited sublicense of rights obtained from Lilly under this Agreement. In addition to Transition’s rights to sublicense under Article 2, Transition may disclose Confidential Information of Lilly solely as necessary to fulfill the business purposes of the engagement, and then only pursuant to terms and conditions that are substantially as protective of that Confidential Information as the terms and conditions of this Agreement. Notwithstanding any delegation of obligations under this Agreement by Transition or its Affiliates or to a Third Party, whether related to manufacture of Licensed Product (marketed or investigational) or otherwise, Transition shall remain primarily liable and responsible for the performance of all of its obligations under this Agreement and for causing such Affiliates or Third Parties to act in a manner consistent herewith. Transition contracting with such Third Party shall not agree to any term that would make it unable to comply with its obligations under this Agreement.

12.15 Counterparts

The Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Each Party shall be entitled to rely on the delivery of executed facsimile copies of counterpart execution pages of this Agreement and such facsimile copies shall be legally effective to create a valid and binding agreement among the parties.

The Parties have executed this Agreement as of the Effective Date.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

TRANSITION THERAPEUTICS IRELAND LIMITED.

By:	/s/ Carl Damiani
Name:	Carl Damiani
Title:	Director

ELI LILLY and COMPANY

By:	/s/ Jan Lundberg
Name:	Jan Lundberg
Title:	Exec VP-Sci/Tech and President-LRL

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EXHIBIT A: Licensed Patents

(deleted text: a table of licensed patents and patent applications)

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EXHIBIT B: Transfer of Material and Information

(deleted text: a specific list of materials and documents)

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